YUKON-NEVADA GOLD CORP. ANNOUNCES
INCREASE TO PRIVATE PLACEMENT

Vancouver, BC – December 4, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange (“TSX”): YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that further to the Company’s news release of November 4, 2008 announcing the Company’s non-brokered private placement, the number of Units to be offered has been increased from 12,000,000 Units to up to 79,300,000 Units at $0.05 per Unit in the capital stock of the Company, thereby increasing the amount raised from $600,000 to $3,965,000. Each Unit will consist of one common share (a “Share”) and two series of Share purchase warrants. The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional Share at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant”, or together with the Series “A” Warrants, the “Warrants”) can be exercised to purchase one additional Share at a price of $0.09 per share within 18 months of closing of the private placement. The maximum number of Shares to be issued pursuant to the private placement, including the underlying Warrants and the finder’s fee (described below), is 260,100,000 Shares; being 140.25% of the Company’s current issued and outstanding Shares, or 58.38% of the Company’s then issued share capital.

In accordance with securities legislation currently in effect, the Shares, the Series “A” Warrants, the Series “B” Warrants and the Shares underlying the Warrants will be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

One director of the Company, Robert E. Chafee, is participating in the private placement and is subscribing for 1,000,000 Units. The maximum number of Shares to be issued to Mr. Chafee, including Shares underlying the Warrants, would be 3,000,000 Shares, being 1.62% of the Company’s current issued and outstanding Shares or 0.67% of the Company’s then issued share capital. Mr. Chafee would then hold, including currently held Shares, 1.59% of the Company’s then issued share capital.

The Company has agreed to pay a 10% finder’s fee to Procter Advisors Ltd. (“Procter”) in connection with the private placement, payable in cash and/or Units of the Company, at the option of Procter, up to a maximum of 7,400,000 Units of the Company. The maximum number of Shares to be issued to Procter, including Shares underlying the Warrants, would be 22,200,000 Shares, being 11.97% of the Company’s current issued and outstanding Shares, or 4.98% of the Company’s then issued capital. The Finder’s Fee Shares and Warrants will be subject to a “hold period” of four months plus one day from the date of issuance.

Orifer S.A. (“Orifer”) is subscribing for 54,000,000 Units of the Company. The maximum number of Shares to be issued to Orifer, including the Shares underlying the Warrants, would be 162,000,000 Shares, being 87.36% of the Company’s current issued and outstanding Shares or 36.36% of the Company’s then issued share capital or 42.61% assuming the exercise of Orifer’s warrants only. Orifer’s subscription to the private placement and/or any subsequent exercise of its Warrants may “materially affect control” (as defined in the policies of TSX) of the Company.

Procter Advisers Ltd is a Geneva based private capital organization that has arranged private equity placements for a number of companies in Europe for several years. It has a network of clients, contacts and other companies and financial institutions that it deals with, assisting in acquiring significant or controlling interests in prospective investee companies.

Orifer S.A. is a Luxemburg based company that invests in and assists other companies in raising capital, restructuring and improving capital efficiency through working with larger institutional funds, M&A organizations and banks to raise working capital and expansion capital requirements.

Under the rules of the TSX, the private placement would normally require that the Company obtain shareholder approval to complete the transaction since the transaction will result in the issuance of securities in excess of 25% of the Company’s current issued and outstanding Shares and the transaction may materially affect control of the Company. Therefore, the Company further advises that an application has been made to the TSX pursuant to Section 604(e) of the TSX Company Manual to be exempted from the requirement to obtain security holder approval for the private placement as a result of the Company being in serious financial difficulty. In accordance with TSX requirements, the private placement has been reviewed by a special committee of the Company's board. All of the members of the committee are free of any interest in the transaction and entirely unrelated to the parties to the transaction. This committee has determined that the transaction is reasonable in all the circumstances and has recommended that the Company apply to the TSX for exemption from the shareholder approval requirement otherwise applicable. As a result of the Company's reliance on the exemption, the TSX will review the Company's eligibility for continued listing. The Company believes that following the closing of the private placement, it will meet the TSX's requirements.

The Company is experiencing financial difficulties as the conventional sources of debt financing which would normally be accessed to finance gold production at the Jerritt Canyon facility have been cut off due to the current global financial crisis.

All other terms of the private placement will remain the same.

Yukon-Nevada Gold Corp. is a North American gold company in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.